UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.        )1

RUBIO’S RESTAURANTS, INC.
(Name of Issuer)
Common Stock , $0.001 par value
(Title of Class of Securities)
78116B102
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	78116B102	13G	Page	2	of	5

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Brightleaf Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		507,435

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		507,435

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	507,435

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	78116B102	13G	Page	3	of	5
Item 1.

(a)	Name of Issuer:	Rubio’s Restaurants, Inc.
(b)	Address of Issuer’s Principal Executive Offices:	1902 Wright Place, Suite 300
Carlsbad, California 92008
Item 2.
(a) – (c) Name, Principal Business Address and Citizenship of Person Filing:
Brightleaf Capital LLC
324 Blackwell Street, Suite 520
Durham, NC 27701
Citizenship: Delaware
(d) Title of Class of Securities: Common Stock, $0.001 par value
(e) CUSIP Number: 78116B102
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a) – (j) Not Applicable.
Item 4. Ownership.
(a)	Amount beneficially owned: Brightleaf Capital LLC is the beneficial owner of 507,435 shares of Common Stock, $0.001 par value, of Rubio’s Restaurants, Inc., which are held of record by Brightleaf Partners Limited Partnership. Brightleaf Capital LLC manages the investments for Brightleaf Partners Limited Partnership. The reporting person has not acquired the securities in Rubio’s Restaurants, Inc. with the purpose, or with the effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect.
(b)	Percent of class: 5.2% (Based upon 9,774,906 shares of Common Stock, $0.001 par value, outstanding as of November 1, 2006 as disclosed in the Rubio’s Restaurants, Inc. Quarterly Report on Form 10-Q for the quarter ended September 24, 2006.)
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 507,435

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 507,435

(iv)	Shared power to dispose or direct the disposition of: 0

\

CUSIP No.	78116B102	13G	Page	4	of	5
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Brightleaf Capital LLC is the beneficial owner of 507,435 shares of Common Stock, $0.001 par value, of Rubio’s Restaurants, Inc., which are held of record by Brightleaf Partners Limited Partnership. Brightleaf Capital LLC manages the investments for Brightleaf Partners Limited Partnership.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     Not Applicable.
Item 8. Identification and Classification of Members of the Group.
     Not Applicable.
Item 9. Notice of Dissolution of Group.
     Not Applicable.
Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	78116B102	13G	Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2007

Date

Brightleaf Capital LLC

By:	/s/ Evan Jones

Name: Evan Jones
Title: Managing Member